January 6, 2021

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Tony Watson

Adam Phippen

Re:      Qurate Retail, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020

Form 8-K Filed January 28, 2020

Form 8-K Filed November 5, 2020

File No. 001-33982

Dear Mr. Watson and Mr. Phippen,

Set forth below are responses to the comments contained in the Staff’s letter to Brian J. Wendling, Chief Accounting Officer and Principal Financial Officer of Qurate Retail, Inc. (“QRI”), dated December 29, 2020, regarding the QRI Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”), QRI Form 8-K filed on January 28, 2020 (the “January Form 8-K”) and the QRI Form 8-K filed on November 5, 2020 (the “November Form 8-K”).  For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K, January Form 8-K and November Form 8-K, as applicable and unless otherwise noted, all page references in our responses are to the pages in the Form 10-K, January Form 8-K and November Form 8-K, as applicable. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K, January Form 8-K and November Form 8-K, as applicable.

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Form 10-K for the Fiscal Year Ended December 31, 2019

Consolidated Statements of Operations, page II-32

1.	Comment: Reference is made to the “Share of earnings (losses) of affiliates, net” line item. Please tell us your consideration of providing disclosure pursuant to Rule 4-08(g) of Regulation S-X in the notes to the consolidated financial statements.

Response:  Our Share of earnings (losses) of affiliates, net line item is comprised of our share of earnings (losses) from investments in affiliates accounted for using the equity method of accounting, and for purposes of the Form 10-K, was principally comprised of nine separate investments in alternative energy companies that QRI held as of December 31, 2019.  Our investments in such companies are not considered operational in nature, as they are primarily tax advantaged investments whereby financial losses incurred by the investee provide tax benefits based on our portion of the losses recorded and additional tax credits and incentives generated by the investee. Our investments in these companies are considered immaterial and represent less than 1% of total assets. We present our investments accounted for using the equity method in the Other assets, at cost, net of accumulated amortization line item as of December 31, 2019 due to the immateriality of these investments in relation to total assets.

Rule 4-08(g) requires a registrant to disclose summarized financial information in a note to the financial statements for all of its equity method investees for which either the income, asset or investment test set forth in Rule 1-02(w), individually or in the aggregate, exceeds 10% for any of the fiscal years required to be presented in the filing. We completed the income, asset and investment tests, as set forth in Rule 1-02(w) on December 31, 2019, using the 10% threshold and determined that none of the investments individually exceeded the 10% threshold, ranging from a fraction of a percentage to approximately 2% for the income test. When considered on an aggregate basis, the investments were slightly above the threshold using the average income over the last five years as the denominator.  The numerator used was based solely on the GAAP financial losses of the investees as recorded through the share of losses and did not contemplate the tax benefits described above.  We disclose separately in Note 10 – Income Taxes the amount of alternative energy tax credits and incentives in our rate reconciliation ($152 million for the year ended December 31, 2019).  This amount generally offsets the losses as recorded through our share of earnings (losses) therefore having an insignificant effect on our overall financial results.  As we believe that these investments are immaterial and not operational in nature we did not provide summarized financial information related to these investments. Additionally, we considered the usefulness of aggregated financial information of these investments and believe that such information could lead to investor confusion within our financial statements.

We believe that our disclosure in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K related to the nature and purpose of our alternative energy investments is sufficient in helping an investor understand the nature of the losses in the Share of earnings (losses) of affiliates, net line item and the related income tax benefits that offset the financial impact of these investments recorded in the results of operations.

Form 8-K Filed January 28, 2020

Exhibit 99.1, page 1

2.	Comment: Reference is made to your disclosure of expected Adjusted OIBDA. In future filings, please provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response:  In response to the Staff’s comment, in future filings, we will provide a reconciliation, to the extent available without unreasonable efforts, of the differences between expected Adjusted OIBDA and the most directly comparable financial measure calculated and presented in accordance with GAAP.

Form 8-K Filed November 5, 2020

Exhibit 99.1, page 1

3.	Comment: Reference is made to your disclosure of the increase in Adjusted OIBDA in the first full paragraph which precedes the most directly comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:  In response to the Staff’s comment, in future filings, we will present with equal or greater prominence to Adjusted OIBDA, the most directly comparable GAAP measure to Adjusted OIBDA.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5437.

Very truly yours,
/s/ Brian J. Wendling
Brian J. Wendling

cc:	Renee L. Wilm – Qurate Retail, Inc.

Barry Amman – KPMG LLP
Beverly B. Reyes – Baker Botts L.L.P.